Zelgor Inc.
Statements of Cash Flows
(Unaudited)

	Year Ended Decmeber 31, 2016	Year Ended December 31, 2015
Cash flows from operating activities		
Net loss	$ (46,876)	$ (124,755)
Adjustments to reconcile net loss to net cash provided by operations:		
Depreciation	72	143
Stock-based compensation	10,000	41,500
Changes in operating assets and liabilities:		
Accrued interest payable	23,813	22,675
Net cash used in operating activities	(12,991)	(60,437)
Cash flows from financing activities		
Proceeds from borrowings	5,000	66,100
Net cash provided by financing activities	5,000	66,100
Net cash increase (decrease) for period	(7,991)	5,663
Cash at beginning of period	7,848	13,511
Cash at end of period	$ (143)	$ 7,848